TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE                           TSX Venture Trading Symbol: TTA

NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS ANNOUNCES CLOSING OF SHARES FOR SERVICES

EDMONTON, ALBERTA--(March 1, 2007) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") announced that the TSX Venture Exchange has approved the Shares for Services application with respect to services provided by consultants for their participation in the development, sales and marketing of retail-market software products (“Services”).

Each consultant will be issued 100,000 common shares in the capital of Titan at a deemed price of $0.83.

The issuance of common shares in the capital of Titan will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements, and is subject to applicable hold periods.  Following the closing of the Shares for Services transactions there will be 36,769,185 common shares in the capital of Titan issued and outstanding.

FOR FURTHER NFORMATION PLEASE CONTACT: Titan Trading Analytics Inc.

Mr. Ken W. Powell

(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.